FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed


1.  Name of Company:

    COLT Telecom Group plc

2.  Name of Scheme:

    COLT eCustomer Solutions France SAS

3.  Period of Return:

    From: 28 June 2003 to 28 Dec 2003

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

    579,088

5.  Number of Shares issued/allotted under scheme during period:

    Nil

6.  Balance under scheme not yet issued/allotted at end of period:

    579,088

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

    2,415,664 Ordinary Shares of 2.5p each listed on 28 June 2001


Please confirm total number of shares in issue at the end of the period in order for us to update our records.

1,510,153,743


Contact for queries:

Name:                 Mark A. Jenkins

Telephone:            0207 390 3676

Address:              COLT Telecom Group plc
                      Beaufort House
                      15 St. Botolph Street
                      London EC3A 7QN

Person making return:

Name:                 Mark A. Jenkins, Company Secretary





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 16 January 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary